Mail Stop 4561

      December 23, 2005


By U.S. Mail and Facsimile to (713) 221-1576

C.P. Bryan
President and Chief Executive Officer
Republic Bancshares of Texas, Inc.
4200 Westheimer, Suite 101
Houston, Texas 77027

Re:	Republic Bancshares of Texas, Inc.
	Amendment No. 2 to Schedule 13E-3 filed December 9, 2005
	File No. 005-77919
	Preliminary Proxy Statement on Schedule 14A
	File No. 000-33201

Dear Mr. Bryan:

      We have limited our review of your amendment to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the opinion of counsel provided in response to prior comment 1. Please obtain a revised opinion that provides counsel`s legal analysis as to why it is opining that the common stock and the
Series A Preferred Stock are in fact separate classes under state law. The opinion should specifically analyze the impact of the fact that the common stock is convertible into Series A Preferred stock upon a change in control.

*      *      *

	Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3448 if you have any questions.

								Sincerely,



      Jessica Livingston
      Senior Counsel

cc: 	Charlotte Rasche, Esq.
	Bracewell & Giuliani LLP
	711 Louisiana Street, Suite 2300
	Houston, Texas 77002

	Justin M. Long, Esq.
	Bracewell & Giuliani LLP
	500 North Akard, Suite 4000
	Dallas, Texas, 75201



??

??

??

??

Republic Bancshares of Texas, Inc.
C.P. Bryan
December 23, 2005
Page 2